SD 3/6/03

03002139

UF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 153 SECTION

SEC FILE NUMBER
8- 49936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2002 (MM/DD/YY) AND ENDING Dec. 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHITE PACIFIC SECURITIES, INC.

OFFICIAL USE ONLY
42505
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 Sansome St., 4th Flr.
(No. and Street)

San Francisco (City) CA (State) 94104-2304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irene Qinfang Shen (818) 863-1720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson, Markle, Stuckey, Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, #200, (Address) Larkspur, (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen C. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Pacific Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARMEN P. JENKINS
Commission # 1323782
Notary Public - California
San Francisco County
My Comm. Expires Oct 5, 2005

Signature

CEO

Title

Carmen Jenkins 2/28/03

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Pacific Securities, Inc.

Financial Statements

and

Supplemental Information

Years ended December 31, 2002 and 2001

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of White Pacific Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As explained in various notes to the financial statements, White Pacific Securities, Inc. is a subsidiary of Acument Holding Company, Inc. and has significant transactions with its parent and affiliated companies.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 18, 2003

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

White Pacific Securities, Inc.
Statement of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$254,033	$6,300
Deposits with clearing brokers	50,000	100,511
Receivables from broker-dealers	324,511	147,251
Other receivables	42,777	38,765
Trading securities	--	330,600
Total current assets	671,321	623,427
Property and equipment, at cost	122,880	262,314
Accumulated depreciation	(68,237)	(143,975)
Property and equipment, net	54,643	118,339
Deposits	23,274	67,363
Due from affiliate	23,664	51,290
Total assets	$772,902	$860,419
Liabilities and stockholders' equity		
Current liabilities		
Bank overdraft	$ --	$8,914
Accounts payable and accrued liabilities	100,986	98,390
Commissions payable	170,665	252,253
Clearing deposits payable	32,500	26,767
Total current liabilities	304,151	386,324
Stockholders' equity		
Common stock, no par; 1,000,000 shares authorized 81,500 shares issued and outstanding	2,067,034	1,417,033
Retained earnings (deficit)	(1,598,283)	(942,938)
Total stockholders' equity	468,751	474,095
Total liabilities and stockholders' equity	$772,902	$860,419

See accompanying notes.

White Pacific Securities, Inc.
Statement of Operations
Years ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$4,673,685	$7,196,514
Trading gain (loss)	(161,179)	(87,540)
Interest	346,753	642,268
Other	372,835	633,061
Total revenues	5,232,094	8,384,303
Costs and expenses		
Compensation and benefits	1,384,498	2,451,725
Commissions	1,678,914	2,374,057
Clearing and exchange fees	1,114,269	1,600,970
Communications	1,000,815	1,283,015
Occupancy	480,019	705,080
Advertising and promotion	69,993	230,504
Regulatory expenses	56,057	64,164
Legal, arbitration and customer losses	101,536	104,004
Affiliate management fee	--	148,000
Other	1,338	53,743
Total costs and expenses	5,887,439	9,015,262
Net income (loss)	($655,345)	($630,959)

See accompanying notes.

White Pacific Securities, Inc.
Statement of Stockholders' Equity
Years ended December 31, 2002 and 2001

	Common stock		Retained earnings (deficit)	Total stockholders' equity (deficit)
	Shares	Amount		
Balances, December 31, 2000	81,500	$1,217,033	($311,979)	$905,054
Capital contribution	--	200,000	--	200,000
Net income (loss)	--	--	(630,959)	(630,959)
Balances, December 31, 2001	81,500	1,417,033	(942,938)	474,095
Capital contributions	--	650,001	--	650,001
Net income (loss)	--	--	(655,345)	(655,345)
Balances, December 31, 2002	81,500	$2,067,034	($1,598,283)	$468,751

See accompanying notes.

White Pacific Securities, Inc.
Statement of Cash Flows
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	($655,345)	($630,959)
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation	21,502	93,925
(Gain) loss on disposal of property and equipment	42,194	10,253
(Gain) loss on trading securities	161,179	87,540
Changes in current assets and liabilities		
Deposits with clearing brokers	50,511	(50,511)
Receivables from broker-dealers	(177,260)	852,519
Other receivables	(4,012)	(38,765)
Trading securities	169,421	--
Accounts payable and accrued liabilities	2,596	(81,267)
Commissions payable	(81,588)	(19,671)
Clearing deposits payable	5,733	(5,000)
Income taxes receivable and payable	--	(1,000)
Net cash provided (used) by operating activities	(465,069)	217,064
Cash flows from investing activities		
Purchases of property and equipment	--	(14,759)
Change in deposits	44,089	(14,823)
Net cash provided (used) by investing activities	44,089	(29,582)
Cash flows from financing activities		
Change in bank overdraft	(8,914)	8,914
Change in due to (from) affiliate	27,626	(466,792)
Capital contributions	650,001	200,000
Net cash provided (used) by financing activities	668,713	(257,878)
Net change in cash and cash equivalents	247,733	(70,396)
Cash and cash equivalents, beginning of year	6,300	76,696
Cash and cash equivalents, end of year	$254,033	$6,300
Supplemental disclosure of cash flow information		
Cash paid for interest	$ --	$ --
Cash paid for income taxes	$ --	$2,257
Property and equipment transferred to ASI	$ --	$142,534

See accompanying notes.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 1 – Summary of significant accounting policies

Basis of presentation
White Pacific Securities, Inc., (Company) is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission. The Company is a member of the National Associates of Securities Dealers, Inc. (NASD) since 1998. The Company markets and sells its services through employee and independent contractor brokers (licensed in virtually every state) and Offices of Supervisory Jurisdiction located throughout California and in Texas and Washington. On November 23, 1999, Acument Holding Company, Inc. (AHC) purchased the entire outstanding stock of the Company and, effective January 1, 2000, it distributed 31% of the stock of the Company to various individuals responsible for managing the Company.

The Company clears trades directly with one clearing broker, Computer Clearing Services (CCS), a wholly-owned subsidiary of AHC, and indirectly with another clearing broker, U. S. Clearing Corporation (USC) through an introducing broker, 1st Discount Brokerage (1DB) since August 16, 2002, all on a fully disclosed basis. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Through August 15, 2002, the Company also cleared certain trades indirectly with USC through an introducing broker, Acument Securities, Inc. (ASI), a wholly owned subsidiary of AHC. Effective August 16, 2002, ASI ceased operations and transferred to 1DB all of its employees and brokers, including its relationship with the employees and brokers of the Company. USC retained the accounts of the transferred customers.

From April 1, 2001 through May 31, 2002, the Company also cleared certain trades through Penson Financial Services, Inc. (PFS).

During the years ended December 31, 2002 and 2001, AHC made additional capital contributions totaling $525,000 and $150,000, respectively. During the years ended December 31, 2002 and 2001, a 25% shareholder of the Company made capital contributions of $125,000 and $50,000, respectively.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 1 – Summary of significant accounting policies (continued)

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and on deposit with a commercial bank, available within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Securities valuation
The Company records marketable trading securities at fair market value and includes the unrealized gains and losses thereon in its statement of operations. As of December 31, 2001 and through May 3, 2002, trading securities consisted entirely of 30,000 shares of NITE common stock received as a capital contribution from AHC.

Property and equipment
Property and equipment consist of computer and office equipment, furniture and leasehold improvements. The Company records property and equipment acquisitions at cost. The Company records depreciation on office and computer equipment and furniture calculated using the straight-line basis over estimated useful lives of three to seven years. The Company records depreciation on leasehold improvements calculated using the straight-line basis over the lesser of their estimated useful lives or the remaining lives of the related leases.

Security transactions and commissions
The Company derives commissions and other revenue principally from its clearing brokers for commissions, interest and order flow related to customer transactions.

The Company records security transactions on a settlement date basis during the year and on a trade date basis at year-end. The Company records revenues and expenses related to agency transactions on a trade date basis.

Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sale credits) balances through contractual agreements with its clearing brokers.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 1 – Summary of significant accounting policies (continued)

Advertising costs
The Company expenses advertising costs when incurred. During the years ended December 31, 2002 and 2001, the Company incurred advertising expense totaling $62,117 and $229,045, respectively.

Income taxes
Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" requires recognition of deferred tax assets and liabilities arising from the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the Company expects the differences to reverse. The Company generally recognizes a 100% valuation allowance on any resulting deferred tax assets because it is currently more likely than not the Company will not be able to use such deferred tax assets in the future. Additionally, the Internal Revenue Code (IRC) limits the use of deferred tax assets resulting from net operating loss carry forwards from Star Traders, Inc. due to the ownership change.

Estimated fair value of financial instruments
SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Except as otherwise noted, management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are already stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and notes reported herein. Although management bases these estimates on its knowledge of current events and actions it may undertake in the future, they may differ from actual results.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 1 – Summary of significant accounting policies (continued)

Reclassification
The Company reclassified certain 2001 information to conform to the 2002 presentation.

Note 2 – Clearing broker accounts

As of December 31, 2002, CCS required (Note 10) and held a clearing broker deposit totaling $50,000. As of December 31, 2001, CCS and PFS required and held clearing broker deposits totaling $50,000 and $50,511, respectively.

As of December 31, 2002, amounts receivable from broker-dealers consisted principally of amounts due from CCS and USC (through 1DB) totaling $175,838 and $148,673, respectively. As of December 31, 2001, amounts receivable from broker-dealers consisted principally of amounts due from CCS and PFS totaling $117,658 and $29,963, respectively.

For purposes of calculating net capital and aggregate indebtedness (Note 11) as of December 31, 2001 and through August 15, 2002, the Company segregated amounts due from ASI (Note 6) arising from transactions clearing with USC and amounts due to ASI arising from all other activity. As of December 31, 2001, amounts receivable from ASI arising from transactions clearing with USC totaled $259,061, of which $253,205 was allowable. As of December 31, 2001, amounts payable to ASI arising from all other activity totaled $207,771, all of which was included in aggregate indebtedness.

Note 3 – Trading securities

As explained in Note 1, trading securities as of December 31, 2001 and through May 3, 2002 consisted entirely of 30,000 shares of NITE common stock. The value of NITE declined during the years ended December 31, 2002 and 2001 by $161,179 and $87,540, respectively, which makes up the entire trading loss in each year. The Company sold all of its shares of NITE common stock in a series of transactions on May 2 and 3, 2002, for per share prices ranging from $5.58-$5.75 and totaling $169,421.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 4 – Property and equipment

As of December 31, 2002 and 2001, property and equipment totaled as follows:

	2002	2001
Office and computer equipment	$ 74,751	$173,182
Furniture	48,130	75,863
Leasehold improvements	–	13,269
Property and equipment, at cost	122,880	262,314
Accumulated depreciation	(68,237)	(143,975)
Property and equipment, net	$ 54,643	$118,339

During the year ended December 31, 2002, the Company disposed of property and equipment with an original cost of $139,434 and a net book value of $42,194. During the year ended December 31, 2001, the Company disposed of property and equipment with an original cost of $14,584 and a net book value of $10,253.

During the year ended December 31, 2001, the Company sold property and equipment to ASI, at cost and net of accumulated depreciation, totaling $142,534.

Note 5 – Commissions and clearing deposits payable

Commissions payable as of December 31, 2002 include $80,386 payable to individual brokers for activity clearing through USC and $90,279 payable to Offices of Supervisory Jurisdiction (OSJ) clearing through CCS. Commissions payable as of December 31, 2001 include $89,103 payable to individual brokers for activity clearing through USC and $163,150 payable to OSJs clearing through CCS and PFS.

Clearing deposits payable as of December 31, 2002 and 2001 consist of deposits held by the Company of amounts otherwise payable to OSJs. The Company policy is to hold at least $5,000 per active OSJ.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 6 – Due from and to and transactions with affiliate

Due from and to affiliate consists entirely of amounts due to ASI for expenses incurred by the Company and paid by ASI, net of amounts related to trading activities clearing with USC. During the year ended December 31, 2002 and 2001, transactions between the Company and ASI totaled as follows:

	2002	2001
Company revenue received by ASI		
Commissions – USC	$1,249,497	$3,491,406
Commissions – Other	70,995	214,240
Interest – USC	225,607	589,926
Order flow rebates – NITE	28,056	78,170
Order flow rebates – USC	12,941	34,099
Postage reimbursements – USC	137,055	376,103
Miscellaneous	49,529	86,636
Total Company revenue received by ASI	1,773,680	4,870,580
Company expenses paid by ASI		
Clearing and exchange fees – USC	305,375	440,416
Commissions	36,606	–
General and administrative	315,162	579,172
Affiliate (ASI) management fee	–	148,000
Total Company expenses paid by ASI	657,143	1,167,588
Transfers from (to) ASI to (from) the Company		
Property and equipment, net	–	(142,534)
Cash	1,369,163	1,766,656
Reclassifications	(225,000)	1,469,544
Total transfers from (to) ASI to (from) the Company	1,144,163	3,093,666
Net change during the year	(27,626)	609,326
Due from (payable to) affiliate, beginning of year	51,290	(558,036)
Due from (payable to) affiliate, end of year	$ 23,664	$ 51,290

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 6 – Due from and to and transactions with affiliate (continued)

	2002	2001
Gross amounts on internal records of the Company		
Receivable from ASI	$23,664	$259,061
Payable to ASI	–	207,771
Due from (payable to) affiliate, net	$23,664	$ 51,290

For purposes of calculating net capital and aggregate indebtedness as of December 31, 2001 and through August 16, 2002 (Note 11), the Company segregated amounts due from ASI arising from transactions clearing with USC (Note 2) and amounts due to ASI arising from all other activity. As of December 31, 2001, amounts receivable from ASI arising from transactions clearing with USC totaled $259,061, of which $253,205 was allowable. As of December 31, 2001, amounts payable to ASI arising from all other activity totaled $207,771, all of which was included in aggregate indebtedness.

As of December 31, 2002, the Company excluded the net receivable from ASI, totaling $23,664, from net capital.

Note 7 – Taxes on income

Income tax expense, included with regulatory expenses on the statement of operations, during the years ended December 31, 2002 and 2001 consists entirely of minimum state franchise taxes totaling $915 and $767, respectively.

As of December 31, 2002, the Company has net operating loss carry forwards totaling approximately $1,550,000, expiring from 2017 to 2022. Certain provisions of the IRC limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. The portion of the net operating loss carry forwards subject to the limitation totals approximately $125,000.

As explained in Note 1, the Company reduced its deferred tax asset as of December 31, 2002 and 2001, resulting from net operating loss carry forwards and the timing difference of certain expense deductions, to zero with a 100% valuation allowance.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 8 – Retirement plan

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan. During the years ended December 31, 2002 and 2001, the Company did not make any matching or discretionary contributions to the plan.

Note 9 – Market risk and credit risk

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreements between the Company and its clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer and OSJ with which it conducts business.

Under the terms of the agreements between the Company and its clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

As of and at times during the years ended December 31, 2002 and 2001, the Company maintained deposit balances at commercial banks in excess of federal deposit insurance limits.

Note 10 – Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel and in the opinion of management, the resolution of these matters will not have a material adverse effect on its financial condition.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 10 – Commitments and contingencies (continued)

The Company leases office space under operating leases continuing variously through September 30, 2007. Lease terms include required minimum payments (including future increases), deposits and periodic increases based on inflation and shares of building operating expenses and taxes. During the years ended December 31, 2002 and 2001, rent expense for the Company office facilities, including minimum payments and other related charges, totaled $265,166 and $409,492, respectively.

Future minimum lease payments under noncancelable operating leases for office space for the years ended December 31 total as follows:

2003	$118,550
2004	64,011
2005	64,400
2006	65,800
2007	52,500
Total future minimum lease payments	$365,261

During the year ended December 31, 2002, the Company terminated two operating leases early. The Company recorded losses equal to the security deposits and final month rent, totaling $31,326. One early termination remains in dispute. Although the total remaining commitment was $118,272, the management of the Company believes that settlement of the dispute will not have a material adverse effect on the financial position of the Company.

The Company leases certain office and computer equipment under operating leases that continue through January 11, 2007. During the years ended December 31, 2002 and 2001, rent expense for certain office and computer equipment totaled $58,397 and $62,371, respectively.

Future minimum lease payments under noncancelable operating leases for certain office and computer equipment for the years ended December 31 total as follows:

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 10 – Commitments and contingencies (continued)

2003	$41,397
2004	12,693
2005	11,121
2006	11,121
2007	463
Total future minimum lease payments	$76,795

The deposits with clearing brokers include amounts that CCS requires under a clearing agreement with the Company as of December 31, 2002, totaling $50,000.

Effective August 16, 2002, the Company contracted with 1DB (Note 1) to clear its trading activity on a fully disclosed basis, through August 31, 2005 (and renewable annually thereafter). The Company will be subject to a $12.50 per account termination fee if it terminates the contract before August 31, 2005 or without giving a 90-day notice.

Note 11 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $270,681, which exceeded the minimum requirement of $20,277 by $250,404 and a ratio of aggregate indebtedness to net capital of 1.12 to 1. The Company is exempt from the provisions of SEC Rule 15c3.3 pursuant to paragraph K(2)(ii).

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 12 – Going concern

Continuing losses raise a substantial doubt about the ability of the Company to continue as a going concern and maintain net capital.

Management of the Company has aggressively pursued actions to reverse losses and maintain net capital. Such actions include reducing expenses by consolidating offices, negotiating more favorable lease terms and reducing staff. In addition, the Company increased its capital with contributions from its owners. Due in part to the actions of management, the Company became profitable after June 30, 2002.

Management must continue to pursue actions to reduce expenses and increase revenue so it can rely less on additional capital contributions from its owners. Such actions could alleviate the substantial doubt about the ability of the Company to continue as a going concern and maintain net capital.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern and maintain net capital. As discussed above, continuing losses raise a substantial doubt about the ability of the Company to continue as a going concern and maintain net capital. The plans of management are also discussed above. The financial statements do not include any adjustments that might result from an adverse outcome of these uncertainties.

Supplemental Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
White Pacific Securities, Inc.

We have audited the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 18, 2003. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 18, 2003

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

White Pacific Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2002

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

White Pacific Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2002

Net capital	
Total stockholders' equity	$468,751
Deductions and charges for non-allowable assets	
Petty cash	2,000
Receivable from broker-dealers – non-allowable portion	51,712
Other receivables	42,777
Property and equipment, net	54,643
Deposits	23,274
Due from affiliate (Notes 2 and 6)	23,664
Total deductions and charges for non-allowable assets	198,070
Net capital	$270,681
Aggregate indebtedness	$304,151
Computation of basic net capital requirement	
Minimum net capital required equals the higher of $5,000 or 6 2/3% of total aggregate indebtedness	$20,277
Excess net capital	$250,404
Ratio of aggregate indebtedness to net capital	1.12 to 1
Excess net capital at 1,000%	$240,266

White Pacific Securities, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2002

Reconciliation with the computation of the Company
(included in Part IIA of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Part IIA (Unaudited) FOCUS Report	$347,895
Audit adjustments	(77,214)
Net capital, as adjusted	$270,681
Aggregate indebtedness, as reported in Part IIA (Unaudited) FOCUS Report	$228,247
Audit adjustments	75,904
Aggregate indebtedness, as adjusted	$304,151

White Pacific Securities, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (C)(k)(2)(ii) is met.

White Pacific Securities, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
White Pacific Securities, Inc.

We have audited the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 18, 2003. As part of our audit, we considered the internal control structure to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of White Pacific Securities, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of December 31, 2002 to meet the objectives of the Commission.

This report is intended entirely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 18, 2003